UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

FORM 11-K
(Mark One)

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2017

or

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from to .

0-10967
(Commission File Number)

______________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST MIDWEST BANCORP, INC.
8750 West Bryn Mawr Avenue, Suite 1300
Chicago, Illinois 60631-3655

REQUIRED INFORMATION

Items 1 - 3.    Omitted in accordance with Item 4.

Item 4.
The First Midwest Bancorp, Inc. Savings and Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the Plan financial statements and schedule included herein are prepared in accordance with the financial reporting requirements of ERISA.

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

Financial Statements and
Supplemental Schedule

As of or for the Years Ended
December 31, 2017 and 2016

With Report of Independent Registered Public Accounting Firm

FORM 11-K

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of
First Midwest Bancorp, Inc. Savings and Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of First Midwest Bancorp, Inc. Savings and Profit Sharing Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 1996.

/s/ ERNST & YOUNG LLP

Chicago, Illinois
June 29, 2018

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2017	2016
Assets
Cash	$63,729	$155,977
Investments, at fair value	193,371,124	172,781,745
Receivables:
Employer contribution receivable	2,964,504	2,428,530
Dividends receivable	107,950	106,187
Notes receivable from participants	4,620,475	4,225,390
Total receivables	7,692,929	6,760,107
Net assets available for benefits	$201,127,782	$179,697,829

See accompanying notes to the financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2017	2016
Additions
Investment income:
Interest and dividends	$4,355,244	$2,695,847
Net appreciation in fair value of investments	16,246,627	16,074,470
Total investment income	20,601,871	18,770,317
Interest income on notes receivable from participants	257,485	169,588
Contributions:
Employer contributions	7,432,773	5,841,745
Participant contributions	10,638,562	8,899,403
Rollover contributions	3,580,928	937,995
Total contributions	21,652,263	15,679,143
Total additions	42,511,619	34,619,048
Deductions
Benefits paid and distributions to participants	20,769,939	14,566,030
Administrative expenses	311,727	170,798
Total deductions	21,081,666	14,736,828
Net increase in net assets available for benefits	21,429,953	19,882,220
Net assets available for benefits at beginning of year	179,697,829	159,815,609
Net assets available for benefits at end of year	$201,127,782	$179,697,829

See accompanying notes to the financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
1. DESCRIPTION OF THE PLAN
The following brief description of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan (the "Plan") is provided for informational purposes. The Plan document provides more complete information about the Plan.
General - First Midwest Bancorp, Inc. ("FMBI" or the "Company") established the Plan effective December 31, 1984. The Plan is a defined-contribution benefit plan covering substantially all full-time and part-time employees meeting certain age and length-of-service criteria. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
Contributions and Vesting - Under the Plan, the Company makes an annual contribution equal to 2% of an employee's total compensation (subject to a six-year vesting schedule) on behalf of all eligible employees and a matching contribution equal to 100% of an employee's first 3% of pre-tax contributions and 50% of the employee's next 2% of pre-tax contributions. Matching contributions are made quarterly to participants who are employed on the last day of the quarter that have satisfied the minimum service requirement and vest immediately. A discretionary contribution of up to 15% of employee's total compensation (subject to a six-year vesting schedule) is made only to those employed on the last day of the Plan year and is based on the overall consolidated performance of the Company.
Each year, participants may contribute up to 100% (may be limited to a lower percentage for certain highly compensated employees) of pre-tax annual compensation, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover contributions). Contributions are subject to certain limits based on the provisions of the Internal Revenue Code ("the Code").
Participants are entitled to receive the vested balance in their Plan accounts upon retirement, termination of employment, and total disability or death, subject to the Plan's vesting provisions. Upon certain terminations of employment, the unvested portion of Participant Plan accounts are forfeited. Company contributions are reduced by these forfeitures during the year. For the Plan years ended December 31, 2017 and 2016, forfeitures totaling $133,482 and $142,918, respectively, were used to reduce Company contributions. There were no unallocated forfeitures as of December 31, 2017 or 2016.
Investment Options - Participants may direct their contributions as well as Company contributions to any of the investment options offered by the Plan, except the Employee Stock Ownership Plan ("ESOP") Fund. Only the Company may make discretionary contributions into the ESOP Fund. Participants may elect to transfer all or a portion of their ESOP Fund account balance to other investment options offered by the Plan. Participants may elect to have any cash dividends paid on the Company common stock held in the ESOP Fund paid in cash to the participant or reinvested in shares of Company common stock held in the ESOP Fund.
Common trust funds are maintained by the First Midwest Bank Wealth Management Division (the "Trustee") in the Daily Valuation Mutual Fund ("Daily Fund"). All other investments are held by the Charles Schwab Trust Company. The funds in the Plan are valued on a daily basis. Retirement Direct, LLC manages and maintains the record keeping for the Plan. The Plan enables participants to make changes to their Plan account on a daily basis (including the FMBI Stock Fund and ESOP Fund).
Payment of Benefits - Distributions of Daily Fund account balances are made in a single lump sum payment of cash only. Participants may elect to receive "in-kind" distributions of shares held in the FMBI Stock Fund and ESOP Fund. For terminated participants, the Plan requires automatic rollover of account balances between $1,000 and $5,000 into an Individual Retirement Account at First Midwest Bank, or payment to the participant for balances less than $1,000, where the participant has not elected a final distribution by 31 days after termination of participation.
Investment of Plan Assets - A trust was established for the purpose of holding and investing Plan assets in accordance with the terms of the Trust Agreement between the Company and the Trustee, a subsidiary of the Company and a party-in-interest.

Participant Accounts - Each participant's account is credited with the participant's and the Company's contributions and allocations of Plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant's share of net earnings or losses of their respective elected investment options. Administrative expenses are allocated on a pro rata basis to all participant accounts. The vested account balance represents benefits to which a participant is entitled to at any given time.
Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The maximum loan term is 60 months. The loans are secured by the balance in the participant's account and bear interest at local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through biweekly payroll deductions.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation - The accompanying financial statements are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").
Use of Estimates - The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Although these estimates and assumptions are based on the best available information, actual results could differ from those estimates.
Notes Receivable from Participants - Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid, interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses was recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution based on the terms of the Plan document, the participant loan balance is reduced and a benefit payment is recorded.
Investment Valuation and Income Recognition - Investments held by the Plan are stated at fair value. Fair value represents the amount expected to be received to sell an asset or paid to transfer a liability in its principal or most advantageous market in an orderly transaction between market participants at the measurement date. See Note 4, "Fair Value Measurements," for further discussion and disclosures.
Purchases and sales of securities are recognized on a trade date basis. The cost of securities sold is based on the specific identification method. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments results from realized and unrealized investment gains (losses) on investments bought, sold, and held during the year.
Administrative Expenses - Administrative expenses totaling $311,727 and $170,798 were paid by the Plan for the years ended December 31, 2017 and 2016, respectively. Administrative expenses related to loans and distributions are paid for by those participants.
3. INCOME TAXES
The Plan received a determination letter from the Internal Revenue Service ("IRS"), dated August 26, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
4. FAIR VALUE MEASUREMENTS
Fair value represents the amount expected to be received to sell an asset or paid to transfer a liability in its principal or most advantageous market in an orderly transaction between market participants at the measurement date. In accordance with fair value accounting guidance, the Plan measures, records, and reports various types of assets at fair value in the Statements of Net Assets Available for Benefits.
Depending on the nature of the asset, the Plan uses various valuation methodologies and assumptions to estimate fair value. GAAP provides a three-tiered fair value hierarchy based on the inputs used to measure fair value. The hierarchy is defined as follows:

•	Level 1 - Quoted prices in active markets for identical assets.

•
Level 2 - Observable inputs other than level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets. These inputs require significant management judgment or estimation, some of which use model-based techniques and may be internally developed.

Assets are assigned to a level within the fair value hierarchy based on the lowest level of significant input used to measure fair value. Assets may change levels within the fair value hierarchy due to market conditions or other circumstances. Those transfers are recognized on the date of the event that prompted the transfer. There were no transfers of assets between levels of the fair value hierarchy during the periods presented.
Valuation Techniques and Inputs
The following describes the valuation techniques and inputs used for each major class of asset measured at fair value, including the level in the fair value hierarchy.

•	Common stocks are valued at the closing price reported on the active market on which the individual securities are traded and, therefore, are classified as level 1 in the fair value hierarchy.

•	Money market funds are valued at cost, which approximates fair value, and are classified as level 1 in the fair value hierarchy.

•
Mutual funds are valued at quoted market prices, which represents the net asset value ("NAV") of shares held by the Plan at the end of the year and are classified as level 1 in the fair value hierarchy.

•
Common trust funds are valued at NAV on the last business day of the Plan's year end, which is provided by the Trustee of the fund and used as a practical expedient to estimate fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding. Since these investments are measured at fair value using the NAV as a practical expedient they are not classified in the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table shows the Plan's assets carried at fair value by level in the fair value hierarchy as of December 31, 2017 and 2016.

	Level 1	Level 2	Level 3	Total
As of December 31, 2017
Money market funds	$9,325,565	$—	$—	$9,325,565
Mutual funds	137,985,393	—	—	137,985,393
Common stocks	25,930,200	—	—	25,930,200
Total assets by fair value hierarchy	$173,241,158	$—	$—	173,241,158
Common trust funds (1)(2):
Small/mid U.S. equity				4,889,467
Balanced/asset allocation				4,754,629
Intermediate government/corporate bond fund				10,485,870
Large U.S. equity				—
Total assets at fair value				$193,371,124
As of December 31, 2016
Money market funds	$9,818,702	$—	$—	$9,818,702
Mutual funds	84,868,546	—	—	84,868,546
Common stocks	29,666,897	—	—	29,666,897
Total assets by fair value hierarchy	$124,354,145	$—	$—	124,354,145
Common trust funds (1)(2):
Small/mid U.S. equity				4,104,507
Balanced/asset allocation				4,373,477
Intermediate government/corporate bond fund				11,911,171
Large U.S. equity				28,038,445
Total assets at fair value				$172,781,745

(1)
Investments that are measured at fair value using NAV as a practical expedient are not classified in the fair value hierarchy. The fair value amounts presented in the table above are intended to allow reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

(2)
This category includes common collective trust funds that are designed to deliver safety and stability by preserving principal and accumulated earnings. Funds include various equity and fixed-income investments. Industries represented include financial services, retail, technology, and government investments. There are currently no redemption restrictions on these investments.

5. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, participants become fully vested in Company contributions.
6. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
7. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
The Plan investments include money market funds that are held by Charles Schwab Trust Company, which provides custodial services to the Plan. Units of common trust funds held by the Plan are managed by the Trustee. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan received $443,217 and $405,953 in common stock dividends from the Company for the years ended December 31, 2017 and 2016, respectively.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2017
PLAN NUMBER 002: EIN 36-3161078

(a)	(b) Identity of Issue	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Money Market Funds
*	Schwab Investor Money Fund	892,603	N/A	$892,603
*	Schwab Retirement Government Money Fund	8,425,636	N/A	8,425,636
*	Schwab Retirement Advantage Money Fund	7,326	N/A	7,326
				9,325,565
	Common Stock
*	First Midwest Bancorp, Inc.	1,079,975	N/A	25,930,200

	Common Trust Funds
*	First Midwest Employee Benefits Fixed Income Fund	350,940	N/A	10,485,870
*	First Midwest Employee Benefits GEMS Fund	247,609	N/A	4,754,629
*	First Midwest Employee Benefits Small Cap Equity Fund	141,992	N/A	4,889,467
				20,129,966
	Mutual Funds
	Federated Institutional High Yield Bond	699,491	N/A	6,994,912
	Fidelity 500 Index Fund Premium	319,486	N/A	29,855,987
	Oppenheimer Intl Growth FD	285,656	N/A	12,463,150
	T Rowe Price Mid Capital Growth Fund	176,916	N/A	15,393,428
	T Rowe Price Retirement	143,468	N/A	2,207,973
	T Rowe Price Retirement 2020	227,445	N/A	5,126,601
	T Rowe Price Retirement 2030	242,462	N/A	6,284,607
	T Rowe Price Retirement 2040	271,520	N/A	7,396,207
	T Rowe Price Retirement 2050	49,493	N/A	768,128
	T Rowe Price Retirement 2060	19,291	N/A	232,652
	Vanguard GNMA Fund Admiral	306,455	N/A	3,205,514
	Vanguard Mid Cap Index Fund Admiral	50,473	N/A	9,668,025
	Vanguard Short Term Corp Fund Admiral	429,327	N/A	4,563,743
	Vanguard Small Cap Index Admiral	116,001	N/A	8,210,528
	Vanguard Strategic Equity Fund	228,048	N/A	7,746,776
	Vanguard Total Stock Market Index Fund Admiral	267,793	N/A	17,867,162
				137,985,393

*	Participant loans	Interest Rates Range from 4% to 8% Maturing on Various Dates		4,620,475
				$197,991,599

* An asterisk in column (a) denotes an investment in an entity which is a "party-in-interest" as defined by ERISA.
N/A - Investments are participant directed; therefore, cost is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Date: June 29, 2018	/s/ PATRICK S. BARRETT
Patrick S. Barrett Executive Vice President and Chief Financial Officer of First Midwest Bancorp, Inc.

EXHIBIT INDEX

Exhibit Number	Description of Documents
23	Consent of Independent Registered Public Accounting Firm